UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2022
Commission File Number: 001-36532
Sphere 3D Corp.

895 Don Mills Road, Bldg 2, Suite 900
Toronto, Ontario, M3C 1W3, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. ☒ Form 20-F ☐ Form 40-F

Submission of Matters to a Vote of Security Holders.
The annual and special meeting (the “Meeting”) of the shareholders of Sphere 3D Corp. (the “Company”) was held on December 20, 2022. As of November 8, 2022, the record date for the Meeting, 68,607,075 common shares of the Company were issued and outstanding. A summary of the matters voted upon by shareholders at the Meeting and the final results thereof are set forth in Exhibit 99.1 hereto.
Appointment of Member of the Board of Directors.
As previously disclosed by the Company, on November 8, 2022, the Board nominated David Danziger to the Board, his appointment to be effective upon approval by the Company’s shareholders at the Meeting. On December 20, 2022, the Company’s shareholders voted to expand the size of the Board from five directors to six directors and to elect David Danziger to fill the new position until his successor is duly elected and qualified or his earlier resignation or removal. Mr. Danziger has also been appointed to the audit committee of the Board (the Audit Committee”). Mr. Danziger’s appointments to the Board and the Audit Committee are effective immediately.
Mr. Danziger, age 66 has served as a Partner and Senior Vice President of Assurance at MNP LLP, a chartered professional accounting and business advisory firm, since 2013. Previously, Mr. Danziger was a Senior Partner at MSCM LLP, a full-service audit and accounting firm, from 2008 to 2013. Earlier in his career, Mr. Danziger served for over 20 years as a senior partner of Danziger Hochman Partners LLP, an accounting and audit firm that served private and public companies in Canada and the United States. Mr. Danziger has served on the board of directors of Euro Sun Mining Inc. (TSX: ESM), a development stage mining company since 2010. Previously, Mr. Danziger served on various public board of directors, including Li-Metal Corp. (TSXV: LIM) (formally known as Eurotin Inc. (TSXV: TIN)), a battery metal company, from 2009 to October 2021, The Intertain Group Limited (formerly TSX: ITX), an online gaming holding company, from 2011 to January 2020, Gamesys PLC (LSE: GSY) (formally known as Jackpotjoy PLC (LSE: JPJ)), an online gaming operator, from January 2017 to June 2019, Integrity Gaming Corp. (formerly TSXV: IGAM) (now known as Integrity Gaming ULC), a company which focuses on leasing and financing gaming machines, from 2015 to February 2019, Aumento Capital IX Corp. (formerly TSXV: AUIX.P) (now known as Pluribus Technologies Corp. (TSXV: PLRB)), a technology company, from May 2021 to January 2022, Universal Ibogaine Inc. (TSXV: IBO), a life sciences company, from October 2021 to June 2022, Eddy Smart Home Solutions Ltd. (TSXV: EDY), a home improvement company, from February 2021 to January 2022, Era Resources Inc. (TSXV: ERA), a mineral exploration company, from 2014 to June 2017, Aumento Capital V Corp. (formerly TSXV: AMN.P) (now known as Entourage Health Corp. (TSXV: ENTG)), a cannabis production and distribution company, from 2014 to December 2017, Skylight Health Group Inc. (TSXV: SLHG) (formally known as CB2 Insights Inc. (CSE: CBII)), a healthcare services company, from February 2019 to January 2020, Aumento Capital VI Corp. (formerly TSXV: AUO.P) (now known as CryptoStar Inc. (TSXV: CSTR)), a cryptocurrency mining company, from January 2017 to September 2018, and Aumento Capital VII Corp. (formerly TSXC: AUOC.P) (now known as Emerge Commerce Ltd. (TSXV: ECOM)), an acquirer and operator of e-commerce brands, from February 2018 to May 2020. Mr. Danziger is a Chartered Professional Accountant. Mr. Danziger holds a Bachelor of Commerce degree in Economics and Finance from the University of Toronto.
Mr. Danziger has been determined to be independent under Nasdaq listing standards. There are no arrangements or understandings between Mr. Danziger and any other persons pursuant to which he was selected as a director. Additionally, there are no transactions involving the Company and Mr. Danziger that the Company would be required to report pursuant to Item 404(a) of Regulation S-K. Mr. Danziger will be compensated for his service as a director as described in the Company’s Management Information Circular dated November 18, 2022 furnished as an exhibit to the Company’s Report of Foreign Private Issuer on Form 6-K with the Securities and Exchange Commission on November 18, 2022.

SUBMITTED HEREWITH
Exhibits
    99.1    Report of Voting Results at Annual and Special Meeting of Shareholders on December 20, 2022.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sphere 3D Corp.

By:	/s/ Patricia Trompeter
Name:	Patricia Trompeter
Title:	Chief Executive Officer
Date: December 21, 2022